Exhibit 4.21.1

Undertakings Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation

To:             China Petroleum & Chemical Corporation:

China Petrochemical Corporation (“Sinopec Group Company”) is the controlling shareholder of China Petroleum & Chemical Corporation (“Sinopec Corp.”). In order to support business development of Sinopec Corp., integrate related assets of high quality and avoid competition, Sinopec Group Company has entered into a non-compete agreement with Sinopec Corp (the “Non-compete Agreement’). In 2012, Sinopec Group Company issued the Undertakings Regarding Further Avoiding Competition with China Petroleum & Chemical Corporation (the “Original Undertakings”) based on the Non-compete Agreement, whereby it further undertakes that:

1.
Sinopec Corp. will be the ultimate and sole platform which engages in oil and gas exploration and production, oil refining, chemicals, and sale of petroleum products after integration of these upstream, midstream and downstream businesses of Sinopec Group Company;

2.	Sinopec Group Company will dispose its minor remaining chemicals business within the next five years so as to avoid competition with Sinopec Corp. in chemicals business; and

3.
Given that Sinopec Group Company engages in the same or similar businesses with Sinopec Corp. with regards to overseas oil and natural gas exploration and production, Sinopec Corp. will propose to acquire overseas oil and gas assets owned by Sinopec Group Company (the “Assets”) when it is appropriate to do so after thorough analysis of political and economic considerations. Sinopec Group Company undertakes to transfer the Assets to Sinopec Corp. subject to compliance with then applicable laws and regulations, contractual obligations and other procedural requirements.

Pursuant to the requirements under the Guideline No. 4 to Listed Companies - Undertakings and Implementation of the Undertakings by the de facto Controller, Shareholders, Related Parties and Acquirers of Listed Companies and by Listed Companies (CSRC Announcement [2013] No. 55) promulgated by China Securities Regulatory Commission (the “CSRC”) and Notice in relation to Further Improvement of Undertakings and Implementation of Undertakings by the de facto Controller, Shareholders, Related Parties, Purchasers of Listed Companies and by Listed Companies (Jinzhengjianfa [2014] No. 35) promulgated by Beijing Branch of the CSRC, Sinopec Group Company amended item 3 of the Original Undertakings to the following:

“Given that Sinopec Group Company engages in the same or similar businesses as Sinopec Corp. with regards to the exploration and production of overseas petroleum and natural gas, Sinopec Group Company hereby grants a ten-year option to the Sinopec Corp, under which (i) Sinopec Corp. is entitled, after thorough analysis from political, economic and other perspectives, to require Sinopec Group Company to sell its overseas oil and gas assets owned as of the date of this Undertakings and still in its possession to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by Sinopec Group Company after issuance of the Undertakings, Sinopec Corp. is entitled, after thorough analysis from political, economic and other perspectives, to require Sinopec Group Company to sell its equity interests in these assets to Sinopec Corp. within ten years after the completion of such acquisition. Subject to compliance with applicable laws and regulations, contractual obligations and other procedural requirements, Sinopec Group Company undertakes to transfer the assets required by Sinopec Corp. under above items (i) and (ii) to Sinopec Corp.”

Other than the amendments disclosed above, the undertakings made by Sinopec Group Company under the Non-compete Agreement and the Original Undertakings remain unchanged.

China Petrochemical Corporation (seal)
April 28, 2014